Triangle Petroleum Corporation
100 Fillmore St., 5th Floor
Denver, Colorado  80206

January 16, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Triangle Petroleum Corporation
Registration Statement on Form S-3 (File No. 333-173357)
Registration Statement on Form S-3 (File No. 333-184519)
Registration Statement on Form S-3 (File No. 333-194861)
Registration Statement on Form S-3 (File No. 333-207348)

Ladies and Gentlemen:

Triangle Petroleum Corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-3 (File No. 333-173357), initially filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2011, amended on April 29, 2011, and declared effective on May 4, 2011, together with all exhibits and amendments thereto (the “2011 Registration Statement”), the Company’s Registration Statement on Form S-3 (File No. 333-184519), initially filed with SEC on October 19, 2012, amended on December 18, 2012, and declared effective on December 19, 2012, together with all exhibits and amendments thereto (the “2012 Registration Statement”), the Company’s Registration Statement on Form S-3 (File No. 333-194861), initially filed with SEC on March 28, 2014, amended on May 2, 2014, and declared effective on May 23, 2014, together with all exhibits and amendments thereto (the “2014 Registration Statement”), and the Company’s Registration Statement on Form S-3 (File No. 333-207348), filed with the SEC on October 9, 2015, and declared effective on October 30, 2015, together with all exhibits and amendments thereto (the “2015 Registration Statement”, and together with the 2011 Registration Statement, the 2012 Registration Statement and the 2013 Registration Statement, the “Registration Statements”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statements.

The Company has determined at this time not to proceed with offerings under the Registration Statements due to its intention to deregister its common stock under the Securities Exchange Act of 1934, as amended, and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statements be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statements (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Andrew J. Foley of Paul, Weiss, Rifkind, Wharton & Garrison LLP, via email at afoley@paulweiss.com or via facsimile at (212) 492-0078.

Please contact Mr. Foley at (212) 373-3078 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

TRIANGLE PETROLEUM CORPORATION

	By:	/s/ Ryan McGee
Ryan McGee
General Counsel

cc: Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP